OYO Geospace Corporation • 7007 Pinemont Drive • Houston, TX 77040 • TEL (713) 986-8674 • FAX (713) 986-4445

April 7, 2009

Via EDGAR, Facsimile and U.S. Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9368

Attention:    Mr. Jay Mumford

Re:	OYO Geospace Corporation
Form 10-K
Filed December 4, 2008
File No. 1-13601

Ladies and Gentlemen:

On behalf of OYO Geospace Corporation (the “Company”), I hereby submit the Company’s response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter to Mr. Gary D. Owens dated March 31, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed with the Commission via the Commission’s EDGAR system on December 4, 2008 (the “Form 10-K”) and the Company’s definitive proxy statement on Schedule 14A filed with the Commission via the Commission’s EDGAR system on January 5, 2009, which was incorporated by reference into the Form 10-K.

For your convenience, our responses below are preceded by the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

Cover Page

1.	We note you use file number 333-36727 on the cover pages of your Forms 8-K and when submitting your periodic and current reports on EDGAR, rather than 001-13601 which is the file number associated with your Form 8-A filed on November 12, 1997 and disclosed on the cover pages of your Forms 10-Q and 10-K. Please clarify why you use this number for your Form 8-K filings and how you intend to address this concern in future filings.

Response:	In our future filings, we will use file number 001-13601 on the cover pages of such filings and when submitting our periodic and current reports on EDGAR.

Item 11. Executive Compensation, page 29

2.	We note your statements on page 14 of the definitive proxy statement that you incorporated by reference into your Form 10-K that you do not benchmark total compensation received by any executive officer to packages received by executive officers at peer companies, but that you use information about compensation paid to executive officers at peer companies in your industry in order to “maintain a reasonable compensation package for each executive officer,” and “to retain incentives for such officer to continue to improve the Company’s performance in the future.” We further note your statement on page 16 that you increased base salaries for your chief executive officer, chief technical officer and chief financial officer in 2008 “in order to retain Messrs. Owens, Sheen and McEntire following the compensation committee’s evaluation of the peer company data.” Based on these statements, it appears that you do use benchmarks in making executive compensation decisions. Please clarify in future filings the extent to which compensation decisions are derived from a comparison to peer companies. Specifically, please expand your disclosure to provide a discussion of what salary range and equity compensation levels you target at benchmarked companies, where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:	In our future filings, we will clarify the extent to which compensation decisions are derived from a comparison to peer companies. Specifically, we will expand our disclosure to provide a discussion of what salary range and equity compensation levels we target at benchmarked companies, where actual payments and awards fall within this targeted range, and, to the extent that actual compensation was outside of this range, an explanation of the reasons for this.

3.	We note from your discussion under “Annual Performance Bonuses” on page 16 of your proxy statement that your annual cash bonus program sets forth “various targets and criteria for the Company’s operating performance and established a cash bonus, assessed on an individual basis, for employees” and that the financial targets are “designed to provide incentives for the employees to work as a team to improve our financial results,” but you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the 2008 Bonus Plan. Please provide such disclosure in your future filings, as applicable. In this regard, also tell us whether named executive officers are eligible to participate in the Tier II bonus pool. If so, the performance targets associated with awards from the Tier II bonus pool should also be disclosed. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:	Our named executive officers were not required to achieve individual performance targets in order to earn their respective annual cash incentive payments under the 2008 Bonus

Plan. Messrs. Gary D. Owens, Chairman of the Board, President and Chief Executive Officer, Michael J. Sheen, Chief Technical Officer, and Thomas T. McEntire, Chief Financial Officer and Secretary, participated in Tier III of the 2008 Bonus Plan. At that level, annual cash incentive payments were strictly based on Company performance. Thus, the consolidated pretax profits (before bonus) of the Company had to reach a predetermined threshold before Tier III bonus payments would be made. This predetermined threshold was greater than the thresholds set for the Tier I and Tier II bonus levels. Messrs. Owens, Sheen and McEntire each received approximately one-third of the Tier III pool.

Ms. Lacey Rice, Vice President, Human Resources, participated in Tier II of the 2008 Bonus Plan. At the Tier II level, annual cash incentive payments were based on Company performance as well as, for some employees, individual performance criteria. During fiscal year 2008, no individual performance criteria were set for Ms. Rice. Thus, Ms. Rice was eligible for an annual cash incentive payment if the consolidated pretax profits (before bonus) of the Company reached a predetermined threshold. The predetermined threshold for Tier II was greater than the predetermined threshold for the Tier I level, which meant that Tier I had to be fully funded before Tier II participants received annual cash incentive payments. Additionally, Mr. Owens has discretionary authority over the annual cash incentive payments made to Tier II participants.

In our future filings, we will clarify the performance criteria required to be satisfied for our named executive officers to earn their respective annual cash incentive payments under our future bonus plans. We will also discuss, in our future filings, how difficult or likely it will be to achieve the performance criteria.

Our named executive officers, other than Ms. Rice, did not participate in Tier II of the 2008 Bonus Plan, and were not eligible to participate in that level. As stated above, Ms. Rice participated in Tier II of the 2008 Bonus Plan but was not subject to individual performance criteria. We will clarify this in our future filings.

4.	We note in the summary compensation table on page 18 of your proxy that you have not listed any compensation as non-equity incentive plan compensation. Please tell us how you have determined that the bonus amounts payable are not being paid under a plan, as it appears you have criteria for these bonus amounts as disclosed in the first full paragraph on page 16. Please see Item 402(a)(6)(ii) and Question 119.02 of the Questions and Answers of General Applicability available on our website. If the amounts paid to your named executive officers as bonuses should be disclosed in future filings under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K rather than under the caption “Bonus” (refer also to Item 402(a)(6)(iii)), the threshold, target and maximum amounts related to those awards should also be disclosed in your “Grants of Plan Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulation S-K.

Response:	In our future filings, we will disclose the amounts paid to our named executive officers as bonuses under the caption “Non-Equity Incentive Plan Compensation” in our Summary Compensation Table. We will also provide threshold, target and maximum amounts related to those awards in our “Grants of Plan Based Awards” table.

Item 12 Securities Ownership of Certain Beneficial Owners and Management, page 29

5.	We note your disclosure in footnote 1 on page 12 of the definitive proxy statement that you incorporated by reference into your Form 10-K. Please identify in future filings the individual with beneficial ownership over the shares held by OYO Corporation and OYO Corporation U.S.A. Also, please clarify whether OYO

Corporation U.S.A. is the same entity as OYO U.S.A. described on page 29. Tell us why you have not included the shares held by these entities in the beneficial ownership of Mr. Kobayashi or Mr. Still who appear to be executive officers of these entities.

Response:	OYO Corporation U.S.A., a Texas corporation, is a wholly-owned subsidiary of OYO Corporation, a Japanese corporation. OYO Corporation is a publicly-held corporation in Japan. We will clarify the beneficial ownership of these two entities in our future filings.

OYO Corporation U.S.A. is the same entity as OYO U.S.A. described on page 29. We will clarify this in our future filings.

In our future filings, we will include the shares held by OYO Corporation U.S.A. and, thus indirectly by OYO Corporation, in the beneficial ownership of Mr. Kobayashi, by virtue of his position in those entities for so long as he may hold such positions. Mr. Still, however, as secretary of OYO Corporation U.S.A., is not an executive officer. He does not hold voting or investment control over the shares held by OYO Corporation U.S.A. as required for beneficial ownership by Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Further, Mr. Still’s limited activities for OYO Corporation U.S.A. as secretary are, and always have been, solely administrative and clerical and do not involve, and have not involved, any policy-making functions or activities as would the functions of an officer. Thus, we do not intend to include the shares held by OYO Corporation U.S.A. in the beneficial ownership of Mr. Still.

Item 13 Certain Relationships and Related Transactions, page 29

6.	Please tell us why you have not disclosed the details of the transactions between Mr. Still and his prior law firm as required by Item 404(a) of Regulation S-K. Please cite any authority upon which you rely.

Response:	During the period beginning on October 1, 2007 and ending on December 31, 2007 (the date on which Mr. Still retired as a partner from his prior law firm), the Company paid $61,478.44 to Mr. Still’s prior law firm. This amount did not meet the threshold for disclosure under Item 404(a) of Regulation S-K. Therefore, we concluded that no disclosure under Item 404(a) of Regulation S-K was required.

7.	Please reconcile your disclosure on page 24 where you indicate that sales to OYO Corporation and other affiliated companies were approximately $.1 million during fiscal 2008 of the definite proxy statement that you incorporated by reference into your Form 10-K with Note 12 to your financial statements on page F-25 of your Form 10-K, which indicates that sales to OYO Japan and other affiliated companies were approximately $.8 million during fiscal 2008.

Response:	The information provided in Note 12 to our financial statements on page F-25 of our Form 10-K is correct. The information included on page 24 of the proxy statement reflected sales of $.8 million until a late draft when it was inadvertently changed and not corrected before filing.

8.	We note that you state in the last paragraph in this section that you do not “have a formal, written policy with respect to related persons transactions.” Please tell us how that satisfies the requirements of Item 404(b) of Regulation S-K and how you intend to address this concern in future filings.

Response:	It is our understanding that Item 404(b) of Regulation S-K does not require an issuer to establish a policy with respect to related person transactions. The Company does not have any policy, written or unwritten, with respect to related person transactions. The board of directors of the Company does not review, approve or ratify these types of transactions. We will clarify this in our future filings.

Evaluation of Disclosure Controls and Procedures, page 27

9.	We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective “in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.” If you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, if true, your disclosure could simply indicate that your officers determined that your “disclosure controls and procedures are effective” without any further qualifications or attempts to define those disclosure controls and procedures.

Response:	In our future filings, we will indicate that our officers determined that our “disclosure controls and procedures are effective” without any further qualifications or attempts to define those disclosure controls and procedures.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have questions regarding the foregoing, please contact me at 713-986-8674.

Sincerely,

/s/ Thomas T. McEntire
Thomas T. McEntire
Chief Financial Officer and Secretary

cc:	Gary D. Owens, OYO Geospace Corporation
Jay Webb, United States Securities and Exchange Commission
Angela Crane, United States Securities and Exchange Commission
Mary Beth Breslin, United States Securities and Exchange Commission